Exhibit 99.1

PRESS RELEASE

Paris, April 30, 2015

Sanofi delivers Q1 2015 Business EPS(1) growth of 2.6% at CER(2)
 and 12.8% on a reported basis

Sanofi growth driven by Genzyme and Merial

•                  Group sales(3) increased 2.4% (+12.3% on a reported basis) to €8,810 million

•                  Slightly lower Diabetes sales (-3.2%) reflects expected pricing impact on Lantus® in the U.S.

•                  Genzyme delivered 30.9% growth mainly driven by Aubagio®

•                  Animal Health recorded a strong quarter (+13.5%) driven by performance of NexGard®

•                  Vaccines (-4.6%) declined due to expected delay in Southern Hemisphere influenza campaign

•                  Emerging Markets(4) sales up 7.3%

Solid financial performance

•                  Business net income(1) grew 1.6% at CER (up 11.6% on a reported basis) to €1,726 million despite launch investments and U.S. Lantus® pricing impact

•                  Business EPS(1) was up 2.6% at CER to €1.32 and increased 12.8% on a reported basis

Significant achievements with new product launches

•                  Toujeo® was launched in the U.S. and approved in EU

•                  Cerdelga® approved in Europe and in Japan

•                  Lemtrada® sales benefited from market introduction in the U.S.

•                  Dengue vaccine rolling submission initiated in 6 endemic countries in Asia and Latin America

•                  Results of ELIXA cardiovascular safety with lixisenatide support U.S. resubmission in Q3 2015

Further progress in R&D

•                  Phase III study of dupilumab in moderate-to-severe asthma initiated

•                  Phase IIb of the IL4/IL13 bi-specific mAb in idiopathic pulmonary fibrosis started

2015 financial guidance

•                  Sanofi continues to expect 2015 Business EPS(1) to be stable to slightly growing versus 2014 at constant average exchange rates, barring major unforeseen adverse events(5)

•                  In addition, the positive currency impact on 2015 full-year business EPS is estimated to be approximately +12%, under the assumption that exchange rates remain stable in the following three quarters at the average rates of March 2015

Sanofi Chief Executive Officer, Olivier Brandicourt commented:

“Sanofi had a good start to 2015. Our businesses provide a solid foundation for our new-product cycle. Sanofi’s recent launches along with the ongoing regulatory reviews and planned submissions before year-end will drive future growth. At this important time for the company, my primary focus will be on maximizing the value of this innovative product portfolio and further establishing Sanofi as a leading biopharmaceutical company.”

(1) See Appendix 8 for definitions of financial indicators; (2) constant exchange rates; (3) Growth in net sales is expressed at constant exchange rates (CER) unless otherwise indicated (see Appendix 8 for a definition); (4) See page 8; (5) 2014 business EPS was €5.20

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2015 first-quarter figures

	Q1 2015		Change (reported)	Change (CER)
Net sales	€8,810	m	+12.3%	+2.4%
Business net income(1)	€1,726	m	+11.6%	+1.6%
Business EPS(1)	€1.32		+12.8%	+2.6%

In order to facilitate an understanding of operational performance, Sanofi comments on the business net income statement. Business net income(1) is a non-GAAP financial measure. The consolidated income statement for Q1 2015 is provided in Appendix 4 and a reconciliation of business net income to consolidated net income in Appendix 3. Consolidated net income for Q1 2015 was €1,023 million compared to €1,084 million for Q1 2014. Consolidated EPS for Q1 2015 was €0.78 versus €0.82 for Q1 2014.

2015 first-quarter sales

Unless otherwise indicated, all sales growth figures in this press release are stated at constant exchange rates(1).

In the first quarter of 2015, Sanofi generated sales of €8,810 million, an increase of 12.3% on a reported basis. Exchange rate movements had a positive effect of 9.9 percentage points reflecting mainly the weakness of the Euro against the dollar. Other currencies impacting sales in the first quarter primarily included the Chinese Yuan on the positive side and the Russian ruble on the negative side.

€ million	Q1 2015 net sales	Change (CER)
Pharmaceuticals	7,455	+2.2%
Diabetes	1,837	-3.2%
Consumer Healthcare (CHC)	979	+5.3%
Genzyme	821	+30.9%
Generics	478	+10.2%
Oncology	357	-7.3%
Established Rx Products	2,983	-1.5%
Vaccines	697	-4.6%
Animal Health	658	+13.5%
Total net sales	8,810	+2.4%

Pharmaceuticals

Sales for the Pharmaceuticals business increased 2.2% to €7,455 million in the first quarter, driven mainly by Genzyme, CHC and established Rx products in Emerging Markets, which were partially offset by lower sales of Diabetes.

(1)    See Appendix 8 for definitions of financial indicators.

Diabetes

€ million	Q1 2015 net sales	Change (CER)
Lantus®	1,584	-5.0%
Amaryl®	97	+1.2%
Apidra®	91	+10.7%
Insuman®	33	+3.1%
BGM (Blood Glucose Monitoring)	16	+0.0%
Lyxumia®	8	+60.0%
Toujeo®	7	—
Afrezza®	1	—
Total Diabetes	1,837	-3.2%

In the first quarter, sales of the Diabetes division decreased 3.2% to €1,837 million. Sanofi recently managed to secure earlier and broader market access for Toujeo® than expected due to a refined contracting strategy with payers in the U.S. As a result, Sanofi expects its global diabetes sales performance at constant exchange rates in the first quarter of 2015 to be indicative of the full year performance of this division.

Lantus® sales were down 5.0% to €1,584 million over the period reflecting lower sales in the U.S., which were partially offset by strong growth in Emerging Markets. In the U.S., sales of Lantus® were €1,007 million, a decrease of 13.1% due to the expected rebates required to maintain favorable formulary positions with key payers for contracts that started January 1, 2015. In Emerging Markets, Lantus® sales were strong, up 18.0% to €276 million, reflecting solid growth in all regions. In Western Europe, Lantus® first-quarter sales were up 6.3% to €223 million driven by growth in Germany, Portugal and Spain.

Toujeo®, a next-generation basal insulin used to treat adults with type 1 and type 2 diabetes, was granted approval by the FDA in late February. Full launch activities in the U.S. market commenced at the end of March and included Toujeo® COACH, a customized patient support program that offers tailored information and services for patients with diabetes. Sales of the product were €7 million in the first quarter which primarily reflected wholesaler demand in advance of the launch.

First-quarter sales of Amaryl® were €97 million, up 1.2% sustained by Emerging Markets (+12.9% to €78 million), especially in Latin America and China.

Sales of Apidra® increased 10.7% to €91 million in the first quarter driven by Emerging Markets (+31.3% to €22 million). In the U.S. and in Western Europe, sales were up 3.6% (to €35 million) and 8.7% (to €25 million), respectively.

First-quarter sales of Lyxumia® were €8 million. Top-line results from the Phase IIIb ELIXA cardiovascular outcomes study of Lyxumia® were announced in March and support the planned resubmission of the product in the U.S. in the third quarter of 2015.

Afrezza®, a new rapid-acting inhaled insulin therapy (licensing agreement with MannKind), was launched in the U.S. in February 2015. Sales of the product were €1 million in the first quarter.

Consumer Healthcare

€ million	Q1 2015 net sales	Change (CER)
Allegra®	142	+16.3%
Doliprane®	85	-3.4%
Enterogermina®	57	+36.8%
Essentiale®	50	-7.6%
Nasacort®	42	-16.7%
Maalox®	28	+3.7%
Lactacyd®	26	-4.0%
Dorflex®	23	0.0%
No Spa®	22	0.0%
Magne B6®	20	+9.1%
Other	484	+6.9%
Total Consumer Healthcare	979	+5.3%

First-quarter sales of Consumer Healthcare products (CHC) were €979 million, an increase of 5.3% driven by Allegra® and Enterogermina®. Sales of CHC in Emerging Markets grew 6.3% to €455 million over the period led by Eastern Europe, particularly cough-and-cold products, and Latin America. In the U.S., first-quarter sales were up 5.5% to €259 million driven by Allegra® which benefited from the launch of a new formulation. Sales of Nasacort® were €42 million, a decrease of 16.7% impacted by an unfavorable comparison basis in the U.S. where the product was launched in the first quarter of 2014. Despite a price decrease of Doliprane® in France in January 2015, CHC sales in Western Europe increased 0.5% to €202 million.

Genzyme

€ million	Q1 2015 net sales	Change (CER)
Cerezyme®	189	+4.8%
Myozyme® / Lumizyme®	156	+19.0%
Fabrazyme®	141	+27.6%
Aldurazyme®	48	+9.8%
Cerdelga®	10	—
Total Rare Diseases	613	+15.9%
Aubagio®	170	+88.5%
Lemtrada®	38	—
Total Multiple Sclerosis	208	+118.1%
Total Genzyme	821	+30.9%

First-quarter sales of Genzyme increased 30.9% to €821 million reflecting the strong performance of Aubagio® and double-digit growth of Rare Diseases products. Genzyme recorded double-digit sales growth in all territories including 37.7% to €357 million in the U.S., 24.2% to €244 million in Western Europe, 35.3% to €145 million in Emerging Markets and 20.7% to €75 million in the Rest of the World.

First-quarter sales of Rare Diseases reached €613 million, an increase of 15.9%.

Sales of the Gaucher franchise grew 10.1% to €199 million. Sales of Cerezyme® were up 4.8% to €189 million in the first quarter, led by strong performance in Emerging Markets (up 16.4% to €66 million) especially in Latin America. Cerdelga®, the only first-line oral therapy for Gaucher disease type 1 patients, was approved by the FDA in August 2014 and recorded sales of €10 million in the U.S.. The EMA approved Cerdelga® for Gaucher disease type 1 patients in January 2015 and the product was launched in its first European market, Germany, in April. Cerdelga® was also approved in Japan at the end of March.

First-quarter sales of Fabrazyme® increased 27.6% to €141 million driven by strong growth in the U.S. (up 15.7% to €71 million), in Emerging Markets (up 157.1% to €19 million) and in Western Europe, (up 24.0% to €31million). In Emerging Markets, sales of the product benefited from a favorable phasing effect and the addition of new patients in Brazil.

Sales of Myozyme®/Lumizyme® grew 19.0% to €156 million in the first quarter, largely driven by an increase in worldwide diagnosis rates and patient identification leading to new patient accruals. In the U.S. (up 29.0% to €48 million) growth was partially due to the conversion of clinical study patients in 2014. Growth in Emerging Markets (up 36.8% to €28 million) also benefited from government ordering patterns in Brazil.

First-quarter sales of Multiple Sclerosis were €208 million (up 118.1%). Aubagio® continued its success with sales more than doubling to €170 million versus €78 million in the same period of 2014. In the U.S., sales of Aubagio® were €123 million versus €59 million in the first quarter of 2014. In Western Europe, sales were €36 million (versus €17 million in the same period of 2014) reflecting the continued roll out and successful launch in France.

First quarter sales of Lemtrada® were €38 million including €18 million in Western Europe and €16 million in the U.S. where the product was introduced late last year.

Generics

Sales of Generics increased 10.2% to €478 million in the first quarter driven by the performance in Emerging Markets (up 12.7% to €277 million) led by cough-and-cold products in Eastern Europe and the performance in Latin America. In the U.S., sales of generics were up 17.9% to €41 million due to the growth of the authorized generics of Lovenox® and Taxotere®. In Western Europe, generics were down 2.9% to €138 million. In Rest of the World, sales more than doubled to €22 million, driven by Allegra® generics sales in Japan.

Oncology

€ million	Q1 2015 net sales	Change (CER)
Jevtana®	77	+7.6%
Thymoglobulin®	55	-7.7%
Eloxatin®	54	+4.3%
Taxotere®	53	-31.9%
Mozobil®	34	+20.0%
Zaltrap®	20	+18.8%
Total Oncology	357	-7.3%

First-quarter sales of Oncology were €357 million, a decrease of 7.3%, mainly reflecting lower sales of Taxotere®.

Sales of Jevtana® grew 7.6% to €77 million in the first quarter, led by the U.S. (up 15.0% to €27 million) and Japan where the product was launched in September 2014.

First-quarter sales of Thymoglobulin® were €55 million, down 7.7%.

First-quarter sales of Taxotere® decreased 31.9% (€53 million), mainly due to generic competition. Over the same period, sales of Eloxatin® increased 4.3% (€54 million) driven by growth in China.

First-quarter sales of Mozobil® were €34 million, up 20.0% driven by growth in the U.S. (up 15.4% to €18 million) and Emerging Markets (up 66.7% to €5 million).

In the first quarter, sales of Zaltrap® grew 18.8% to €20 million, led by sales in Western Europe (€13 million versus €7 million in the first quarter of 2014) which offset lower sales in the U.S.

Established Rx Products

€ million	Q1 2015 net sales	Change (CER)
Plavix®	483	-9.4%
Lovenox®	438	+1.2%
Renvela®/Renagel®	226	+13.4%
Aprovel®/Avapro®	201	+0.0%
Synvisc® /Synvisc-One®	85	+2.9%
Multaq®	83	-4.1%
Allegra®	80	-5.0%
Myslee®/Ambien®/Stilnox®	75	-11.5%
Other	1,312	-0.8%
Total Established Rx Products	2,983	-1.5%

Total sales of Established Rx Products were €2,983 million down 1.5%.

Sales of Plavix® were down 9.4% to €483 million in the first quarter reflecting lower sales in Western Europe (down 30.6% to €44 million) due to generic competition and in Japan (down 12.6% to €198 million) impacted by an unfavorable comparison to the previous year resulting from buying patterns in anticipation of an increase in the consumption tax during the second quarter of 2014. In mid-2015, generic versions of Plavix® are anticipated to enter the market in Japan. In Emerging Markets, sales of Plavix® were €226 million, up 0.5% mainly due to lower sales in the Middle East. In China, sales of the product increased 4.4% to €142 million.

First-quarter sales of Lovenox® were €438 million up 1.2%. In Emerging Markets, sales of the product grew 11.2% (€157 million) led by growth in the Middle-East and Latin America, which was partially offset by lower sales in the U.S. (down 31.3% to €26 million) due to generic competition and stable sales in Western Europe (€231 million).

Sales of Renvela®/Renagel® increased 13.4% to €226 million in the first quarter, driven by the U.S. (up 19.3% to €165 million). In the U.S., sales benefited from reduced competition from Impax which was granted a license to sell a limited number of bottles of an authorized generic version of Renvela® tablets in the U.S. beginning in April 2014.

In the first quarter, sales of Aprovel®/Avapro® were stable at €201 million. The product recorded strong performance in Emerging Markets (up 18.7% to €125 million) driven by Latin America and China which was offset by lower sales in Western Europe (down 33.3% to €37 million) due to generic competition.

Vaccines

€ million	Q1 2015 net sales	Change (CER)

Polio/Pertussis/Hib Vaccines (incl. Pentacel®, Pentaxim® , Hexaxim®and Imovax®)	282	+15.6%

Influenza Vaccines (incl. Vaxigrip® and Fluzone®)	22	-84.4%

Meningitis/Pneumonia Vaccines (incl. Menactra®)	97	+44.6%

Adult Booster Vaccines (incl. Adacel ®)	95	-1.2%

Travel and Other Endemic Vaccines	82	-1.3%

Other Vaccines	119	+41.4%

Total Vaccines (consolidated sales)	697	-4.6%

In the first quarter, consolidated sales of Sanofi Pasteur were €697 million, a decrease of 4.6% reflecting expected lower influenza vaccines sales due to the delay of the Southern Hemisphere influenza campaign which impacted the performance in Emerging Markets (down 19.4% to €228 million). Excluding influenza sales, the rest of the portfolio grew 17.2% in the first quarter. In the U.S., first-quarter sales increased 15.4% to €395 million driven by the continued recovery of Pentacel®, the performance of Menactra® and VaxServe (a Sanofi Pasteur company, U.S. specialty supplier of vaccines).

As the Southern Hemisphere influenza campaign was delayed by two required strain changes this year, first-quarter sales of Influenza vaccines were €22 million versus €135 million in the first quarter of 2014.

Sales of Polio/Pertussis/Hib vaccines were up 15.6% to €282 million in the first quarter. In the U.S., Polio/Pertussis/Hib vaccines sales increased 26.3% to €118 million, reflecting the continued recovery of Pentacel®. In Emerging Markets sales of Polio/Pertussis/Hib vaccines grew 32.2% to €132 million led by strong performance of Pentaxim® especially in China. In the Rest of the world, first-quarter sales of Polio/Pertussis/Hib vaccines decreased 43.6% to €25 million reflecting lower sales of the Polio vaccine, Imovax®, and Hib vaccines in Japan.

In December 2014, Shantha was awarded an order for 37 million doses of Shan5TM, its pediatric pentavalent vaccine, to supply global health organizations in 2015 and 2016. The first 5.3 million doses of Shan5®, produced by Shantha, were delivered in March and sales in the first quarter were €7 million.

First-quarter sales of Menactra® grew 50.0% to €87 million reflecting 62.2% growth in the U.S. due to favorable CDC order phasing.

Sales of Adult Booster vaccines were down 1.2% to €95 million in the first quarter.

First-quarter sales of Travel and Other Endemic vaccines declined 1.3% to €82 million.

Sales of Sanofi Pasteur MSD (not consolidated), the joint venture with Merck & Co. in Europe, were €139 million, (down 11.8% on a reported basis) in the first quarter due to lower sales of Gardasil®.

Animal Health

€ million	Q1 2015 net sales	Change (CER)
Companion Animal	443	+13.1%
Production Animal	215	+14.5%
Total Animal Health	658	+13.5%
of which fipronil products	193	+1.2%
of which Vaccines	186	+11.7%
of which avermectin products	157	+17.5%

Sales of Animal Health grew 13.5% to €658 million in the first-quarter confirming the recovery that started in 2014 and supported by both Companion and Production Animal segments. In the U.S. and in Emerging Markets, Animal Health sales grew 15.2% (to €307 million) and 8.9% (to €131 million), respectively.

First-quarter sales of the Companion Animals segment were up 13.1% to €443 million, reflecting the success of NexGard™ as well as performance of Heartgard®. NexGard®, Merial’s next generation flea and tick product for dogs, was launched in the U.S. in the first quarter of 2014 and in Europe, Australia and Japan during 2014 and Brazil in the first quarter of 2015. Sales of NexGard® more than doubled in the first quarter of 2015 compared to the same period of 2014. The Frontline® family of products continued its stable performance over the period with sales up 1.2%

Sales of the Production Animals segment increased 14.5% to €215 million in the first-quarter. The Avian market, impacted last year by Avian influenza mostly in Asia, recovered in the first quarter while Merial increased its competitive response particularly in Emerging Markets. The Ruminant business was driven by the success of LongRange™ in the U.S. becoming a leading brand in parasite control.

Sales of Veterinary Public Health products were driven by an outbreak of Foot-and-Mouth disease in Korea where Merial is a key partner supporting the management of disease.

Net sales by geographic region

€ million	Q1 2015 net sales	Change (CER)
United States	2,976	+1.0%
Emerging Markets(a)	2,859	+7.3%
of which Asia	849	+8.6%
of which Latin America	846	+7.1%
of which Eastern Europe, Russia and Turkey	586	+8.6%
of which Africa and Middle East	530	+2.7%
Western Europe(b)	2,031	+0.6%
Rest of the world(c)	944	-3.5%
of which Japan	569	-8.2%
TOTAL	8,810	+2.4%

(a)         World less the U.S., Canada, Western Europe, Japan, South Korea, Australia and New Zealand;

(b)         France, Germany, UK, Italy, Spain, Greece, Cyprus, Malta, Belgium, Luxembourg, Portugal, Netherlands, Austria, Switzerland, Sweden, Ireland, Finland, Norway, Iceland, Denmark;

(c)          Japan, South Korea, Canada, Australia and New Zealand;

In the U.S., sales were €2,976 million, up 1.0% in the first quarter. The strong performance of Genzyme (up 37.7%), Vaccines (up 15.4%), and Animal Health (up 15.2%) were partially offset by lower sales of Lantus® (down 13.1%).

First-quarter sales in Emerging Markets increased 7.3% to €2,859 million. Pharmaceuticals sales in Emerging Markets increased 10.4% driven by Diabetes (up 18.5%), Genzyme (up 35.3%) and Generics (up 12.7%). Vaccines sales were down 19.4% (€228 million) reflecting the delay of the Southern Hemisphere influenza campaign. Animal Health recorded good growth (up 8.9% to €131 million) driven by Avian products. Sales in China grew 7.7% to €484 million driven by vaccines, Lantus®, Plavix®, Aprovel® and Depakine®. First-quarter sales in Eastern Europe, Russia and Turkey were up 8.6% to €586 million led by good performance in Turkey, Hungary, Poland and Ukraine. Sales in Russia were €132 million, up 0.5%. In Africa and Middle-East, sales were €530 million, up 2.7%. In Latin America, sales reached €846 million, up 7.1% reflecting significantly higher sales in Venezuela that were partially offset by lower sales of vaccines (down 66.9%) in this region. Despite the strong performance of Genzyme (up 64.3%) and generics (up 9.6%), sales in Brazil decreased 20.9% to €283 million, impacted by lower sales of vaccines (down 85.3%). In Venezuela, significantly increased demand was observed in the first quarter of 2015, due to buying patterns associated with local market conditions. As a consequence, first-quarter sales in Venezuela were €200 million versus €66 million in the same period of 2014. Sanofi does not expect this increased demand to be replicated throughout 2015. This positive impact from Venezuela on Emerging Market sales was partially offset by low influenza vaccines sales (€20 million in the first quarter of 2015 versus €105 million in the same period of 2014) due to the delay of the influenza campaign.

First-quarter sales in Western Europe were €2,031 million (up 0.6%). The performance of Genzyme (up 24.2%) and Animal Health (+8.5%) was partially offset by the impact of generic competition to Aprovel® and Plavix®.

In Japan, sales were €569 million, a decrease of 8.2% in the first-quarter, reflecting the impact of generic competition to Taxotere®, Myslee® and Amaryl®, lower sales of vaccines and Plavix®.

R&D update

Consult Appendix 6 for full overview of Sanofi’s R&D pipeline

Regulatory update

Regulatory updates since the publication of the 2014 results on February 5, 2015 include the following:

•                  In April, the FDA granted Fast Track designation to GZ/SAR402671, Genzyme’s oral substrate reduction therapy, for the treatment of Fabry disease.

•                  In March, Quadracel® (Diphtheria, tetanus, pertussis, polio vaccine) was approved in the U.S. in children 4-6 years of age.

•                  In March, Cerdelga® (eliglustat), an oral treatment for certain adults living with Gaucher disease type 1, was approved in Japan and in February in Australia.

•                  In February, the U.S. Food and Drug Administration (FDA) approved Toujeo®, a next generation basal insulin used to treat adults with type 1 and type 2 diabetes. In April, Toujeo® was also approved in EU.

At the end of April 2015, the R&D pipeline contained 37 projects (excluding Life Cycle Management) and vaccine candidates in clinical development of which 12 are in Phase III or have been submitted to the regulatory authorities for approval.

Portfolio update

Phase III:

•                  Phase III study of dupilumab in adult patients with uncontrolled moderate-to-severe asthma was recently initiated.

•                  In March, top-line results from the Phase IIIb ELIXA cardiovascular outcomes study, which compared lixisenatide to placebo in a high-risk population of adults with type 2 diabetes, were announced. The study showed that lixisenatide was non-inferior, although not superior, to placebo for cardiovascular safety. Full results from the ELIXA study will be presented on June 8, 2015, at the American Diabetes Association 75th Scientific Sessions. The results will also be included in the U.S. New Drug Application of lixisenatide, which is on track to be resubmitted to the U.S. Food and Drug Administration in the third quarter of 2015.

•                  In March, 18-month results from a Phase III trial (ODYSSEY LONG TERM) of Praluent® (alirocumab, in collaboration with Regeneron), an investigational therapy, involving 2,341 high risk patients with hypercholesterolemia were published online in The New England Journal of Medicine. In the ODYSSEY LONG TERM trial, Praluent 150 mg every two weeks reduced low-density lipoprotein cholesterol (LDL-C) by an additional 62 percent at week 24 when compared to placebo, the primary efficacy endpoint of the study, with consistent LDL-C lowering maintained over 78 weeks. In a post hoc analysis using a pre-specified endpoint that included coronary heart disease death, myocardial infarction, stroke, or unstable angina requiring hospitalization, a lower rate of adjudicated major adverse cardiac events was observed in the Praluent® group (27 of 1550 patients, 1.7%) compared with the placebo group (26 of 788 patients, 3.3%; hazard ratio 0.52; 95 percent CI, 0.31 to 0.90; nominal p=0.02).

Phase II:

•                  Phase IIb development of the IL4/IL13 bi-specific monoclonal antibody, SAR156597, in Idiopathic pulmonary fibrosis was initiated.

•                  Sanofi decided to return rights to the anti-CD19 monoclonal antibody (SAR3419) to ImmunoGen. In addition, the combination of XL765 from Exelixis with Merck KGaA’s pimasertib in Phase II was stopped.

Phase I:

•                  A myosin inhibitor (partnership with Myokardia), SAR439152, entered Phase I in hypertrophic cardiomyopathy.

•                  The HDM2/p53 antagonist, SAR405838, was discontinued in monotherapy as well as in combination with Merck KGaA’s pimasertib. Sanofi also decided not to pursue the development of SAR252067, an anti-LIGHT monoclonal antibody, evaluated in Phase I for Crohn’s disease. The worldwide rights were returned to Kyowa Hakko Kirin., Ltd.

•                  Sanofi decided not to develop further its Phase I project GZ402663 for age-related macular degeneration

Collaboration

•                  In February, Sanofi announced that it entered into a research collaboration and license agreement with Dutch biotech Lead Pharma to discover, develop and commercialize small-molecule therapies directed against the nuclear hormone receptors called ROR gamma t to treat a broad range of autoimmune disorders, including rheumatoid arthritis, psoriasis and inflammatory bowel disease, which are among the most common.

•                  In February, Genzyme and Voyager Therapeutics announced a major strategic collaboration to discover, develop and commercialize novel gene therapies for severe CNS disorders. The alliance will encompass multiple gene therapy programs, including programs for Parkinson’s disease, Friedreich’s ataxia and Huntington’s disease, as well as other CNS disorders.

First-quarter financial results

Business Net Income(1)

In the first quarter of 2015, Sanofi generated net sales of €8,810 million, an increase of 12.3% on a reported basis (up 2.4% at constant exchange rates).

Other revenues decreased 3.6% to €80 million in the first quarter. At constant exchange rates, other revenues were down 14.5% reflecting lower royalties received on Enbrel sales in Europe.

First-quarter gross profit increased 12.8% (up 1.8% at constant exchange rates) to €6,104 million. The Gross margin ratio improved by 0.3 percentage points to 69.3% versus the first quarter of 2014, reflecting an improvement in industrial performance and a positive effect from foreign exchange rates which more than offset the impact from U.S. diabetes and ramp up of biologics.

Research and development expenses were €1,199 million, up 5.3% in the first quarter. At constant exchange rates, R&D expenses decreased by 1.8% reflecting timing of clinical programs in 2015.

First-quarter selling and general expenses (SG&A) increased 17.3% to €2,438 million. At constant exchange rates, SG&A grew 6.6% reflecting investments in new launches at Genzyme and U.S. diabetes as well as in Emerging Markets. The ratio of SG&A to net sales was 1.2 percentage points higher to 27.7% compared with the first quarter of 2014.

Other current operating income net of expenses was -€67 million in the first quarter versus -€25 million in the first quarter of 2014. This line in 2015 included a foreign exchange loss of €66 million booked in connection with our Venezuelan operations.

The share of profits from associates was €31 million in the first quarter (versus €13 million in the first quarter of 2014) and included Sanofi’s share in Regeneron profit recorded under the equity method since the beginning of April 2014 as well as Sanofi’s share of profit in Sanofi Pasteur MSD (the Vaccines joint venture with Merck & Co. in Europe).

(1) See Appendix 8 for definitions of financial indicators, and Appendix 3 for reconciliation of business net income to consolidated net income attributable to equity holders of Sanofi

Non-controlling interests were -€33 million in the first quarter (versus -€35 million in the first quarter of 2014)

Business operating income increased 11.8% to €2,398 million in the first quarter. At constant exchange rates, business operating income grew 2.1%. The ratio of business operating income to net sales was 0.2 percentage points lower to 27.2% versus the same period of last year, driven by higher SG&A expenses connected to investment behind launches.

Net financial expenses were €97 million in the first quarter compared to €76 million in the first quarter of 2014. This line included capital gains linked to the sales of some financial investments of €16 million in the first quarter of 2015 and €41 million in the first quarter of 2014, respectively.

The first quarter effective tax rate was 25%, which was stable versus the first quarter of 2014.

First-quarter business net income(1) grew 11.6% to €1,726 million. At constant exchange rates, business net income increased 1.6%. The ratio of business net income to net sales was 19.6% in the first quarter versus 19.7% in the first quarter of 2014.

In the first quarter of 2015, business earnings per share(1) (EPS) was €1.32, up 12.8% on a reported basis and up 2.6% at constant exchange rates. The average number of shares outstanding was 1,308.4 million in the first quarter versus 1,319.9 million in the same period in 2014.

From business net income to consolidated net income (see Appendix 3)

In the first quarter of 2015, the main reconciling items between business net income and consolidated net income attributable to equity holders of Sanofi were:

•                  A €618 million amortization charge related to fair value remeasurement on intangible assets of acquired companies (primarily Aventis: €178 million, Genzyme: €226 million and Merial: €119 million) and to acquired intangible assets (licenses/products: €28 million). These items have no cash impact on the Group.

•                  An impairment of intangible assets of €27 million mainly related to R&D projects in early stage. This item has no cash impact on the Group.

•                  An income of €1 million mainly reflecting a decrease in the fair value of contingent considerations related to the CVRs (+€23 million) and an increase of Bayer contingent considerations (-€20 million) linked to Lemtrada®.

•                  Restructuring costs of €353 million mainly related to R&D in France.

•                  A €355 million tax effect arising from the items listed above, comprising €217 million generated by amortization charged against intangible assets, €121 million associated with restructuring costs, €10 million associated with impairment of intangible assets and €7 million associated with fair value remeasurement of contingent consideration liabilities (see Appendix 3).

•                  In “Share of profits/losses from associates”, a charge of €62 million, net of tax, mainly relating to the share of the fair-value re-measurements on assets and liabilities as part of the acquisition of associates and to the share of amortization of intangible assets of joint-ventures. This item has no cash impact on the Group.

(1) See Appendix 8 for definitions of financial indicators, and Appendix 3 for reconciliation of business net income to consolidated net income attributable to equity holders of Sanofi

Capital Allocation

In the first quarter of 2015, net cash generated by operating activities was €1,247 million after capital expenditures of €355 million (versus €279 million in the first quarter of 2014) driven by investment into new biologics capacities and after an increase in working capital by €379 million resulting in particular from inventory seasonality and the build-up of inventory of products. This net Cash Flow has contributed to finance a share repurchase (€794 million) partially offset by proceeds from the issuance of new shares (€247 million), acquisitions and partnerships net of disposals (€327 million) and restructuring costs (€148 million). Net debt increased from €7,171 million at December 31, 2014 to €7,571 million at March 31, 2015 (amount net of €7,740 million cash and cash equivalents) and included the translation impact of the debt held in U.S. dollars which represented €593 million.

Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the absence of guarantee that the product candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, the Group’s ability to benefit from external growth opportunities, trends in exchange rates and prevailing interest rates, the impact of cost containment policies and subsequent changes thereto, the average number of shares outstanding as well as those discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2014. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

Appendices

List of appendices

Appendix 1:	2015 first-quarter consolidated net sales by geographic region and product

Appendix 2:	2015 first-quarter business net income statement

Appendix 3:	Reconciliation of business net income to net income attributable to equity holders of Sanofi

Appendix 4:	2015 first-quarter consolidated income statement

Appendix 5:	2015 currency sensitivity

Appendix 6:	R&D pipeline

Appendix 7:	Expected R&D milestones in 2015

Appendix 8:	Definitions

Appendix 1: 2015 First-quarter consolidated net sales by geographic region and product

Q1 2015 net sales (€ million)	Total	% CER	% reported	Western Europe	% CER	United States	% CER	Emer-ging Markets	% CER	Rest of the World	% CER
Lantus	1,584	-5.0%	9.4%	223	6.3%	1,007	-13.1%	276	18.0%	78	1.4%
Apidra	91	10.7%	21.3%	25	8.7%	35	3.6%	22	31.3%	9	0.0%
Amaryl	97	1.2%	12.8%	4	-33.3%	1	—	78	12.9%	14	-33.3%
Insuman	33	3.1%	3.1%	18	-14.3%	0	—	14	25.0%	1	-100.0%
Lyxumia	8	60.0%	60.0%	5	66.7%	0	—	2	—	1	-50.0%
Afrezza	1	—	—	0	—	1	—	0	—	0	—
Toujeo	7	—	—	0	—	7	—	0	—	0	—
Diabetes	1,837	-3.2%	10.5%	290	4.7%	1,051	-12.0%	393	18.5%	103	-6.0%
Taxotere	53	-31.9%	-23.2%	2	-50.0%	2	-33.3%	31	-27.8%	18	-34.6%
Jevtana	77	7.6%	16.7%	38	-2.6%	27	15.0%	8	0.0%	4	300.0%
Eloxatine	54	4.3%	17.4%	1	0.0%	1	0.0%	32	8.0%	20	0.0%
Thymoglobulin	55	-7.7%	5.8%	9	0.0%	32	13.0%	9	-41.2%	5	0.0%
Mozobil	34	20.0%	36.0%	10	12.5%	18	15.4%	5	66.7%	1	0.0%
Zaltrap	20	18.8%	25.0%	13	85.7%	6	-37.5%	1	0.0%	0	—
Other Oncology	64	-20.0%	-8.6%	14	-12.5%	38	-31.1%	8	-14.3%	4	150.0%
Oncology	357	-7.3%	3.8%	87	2.4%	124	-8.8%	94	-14.6%	52	-5.7%
Aubagio	170	88.5%	117.9%	36	105.9%	123	69.5%	6	400.0%	5	600.0%
Lemtrada	38	580.0%	660.0%	18	260.0%	16	—	2	—	2	—
Cerezyme	189	4.8%	12.5%	61	3.4%	50	-8.9%	66	16.4%	12	11.1%
Cerdelga	10	—	—	0	—	10	—	0	—	0	—
Myozyme	156	19.0%	28.9%	69	7.9%	48	29.0%	28	36.8%	11	25.0%
Fabrazyme	141	27.6%	43.9%	31	24.0%	71	15.7%	19	157.1%	20	13.3%
Aldurazyme	48	9.8%	17.1%	17	6.3%	9	14.3%	16	15.4%	6	0.0%
Other Rare Diseases products	69	10.9%	25.5%	12	22.2%	30	21.1%	8	28.6%	19	-10.0%
Genzyme	821	30.9%	45.1%	244	24.2%	357	37.7%	145	35.3%	75	20.7%
Plavix	483	-9.4%	-0.8%	44	-30.6%	0	—	226	0.5%	213	-12.2%
Lovenox	438	1.2%	5.3%	231	0.0%	26	-31.3%	157	11.2%	24	0.0%
Aprovel	201	0.0%	12.3%	37	-33.3%	3	-25.0%	125	18.7%	36	6.7%
Renagel/ Renvela	226	13.4%	31.4%	33	3.1%	165	19.3%	22	0.0%	6	0.0%
Allegra	80	-5.0%	0.0%	3	0.0%	0	—	0	—	77	-5.2%
Stilnox	75	-11.5%	-3.8%	10	-9.1%	18	-6.3%	16	7.1%	31	-21.6%
Depakine	104	7.6%	13.0%	35	3.0%	0	—	65	10.9%	4	0.0%
Synvisc / Synvisc One	85	2.9%	21.4%	7	16.7%	65	1.9%	10	12.5%	3	-33.3%
Tritace	75	5.9%	10.3%	30	-6.3%	0	—	44	21.2%	1	-33.3%
Multaq	83	-4.1%	13.7%	10	0.0%	70	-5.0%	3	0.0%	0	0.0%
Lasix	42	11.1%	16.7%	18	-10.0%	1	0.0%	14	8.3%	9	166.7%
Targocid	40	2.7%	8.1%	20	0.0%	0	—	19	13.3%	1	-50.0%
Orudis	50	31.4%	42.9%	4	-20.0%	0	—	45	41.4%	1	0.0%
Cordarone	34	3.1%	6.3%	6	0.0%	0	—	20	11.1%	8	-12.5%
Xatral	25	-4.2%	4.2%	9	-10.0%	0	—	15	0.0%	1	0.0%
Actonel	7	-66.7%	-66.7%	1	-75.0%	0	—	4	-50.0%	2	-85.7%
Auvi-Q / Allerject	17	40.0%	70.0%	1	0.0%	13	37.5%	0	—	3	100.0%
Other established Rx products	918	-3.0%	1.0%	394	-3.9%	81	-33.7%	351	8.7%	92	-5.4%
Total Established Rx Products	2,983	-1.5%	5.8%	893	-6.3%	442	-5.7%	1,136	9.0%	512	-9.0%
Consumer Healthcare	979	5.3%	10.6%	202	0.5%	259	5.5%	455	6.3%	63	15.4%
Generics	478	10.2%	13.5%	138	-2.9%	41	17.9%	277	12.7%	22	110.0%
Pharmaceuticals	7,455	2.2%	11.3%	1,854	-0.1%	2,274	-2.8%	2,500	10.4%	827	-3.1%
Polio/ Pertussis/HIB	282	15.6%	33.6%	7	16.7%	118	26.3%	132	32.2%	25	-43.6%
Influenza vaccines	22	-84.4%	-83.7%	0	—	-2	-104.8%	20	-81.9%	4	-66.7%
Meningitis/Pneumonia	97	44.6%	73.2%	1	—	74	57.9%	20	26.7%	2	-66.7%
Adult Booster Vaccines	95	-1.2%	17.3%	5	-37.5%	73	-6.3%	12	57.1%	5	100.0%
Travel and other endemic vaccines	82	-1.3%	9.3%	8	60.0%	19	0.0%	40	-7.5%	15	-6.7%
Other Vaccines	119	41.4%	70.0%	0	-100.0%	113	41.5%	4	200.0%	2	100.0%
Vaccines	697	-4.6%	11.0%	21	0.0%	395	15.4%	228	-19.4%	53	-31.4%
Fipronil products	193	1.2%	12.9%	69	9.7%	88	-5.3%	24	4.5%	12	-8.3%
Vaccines	186	11.7%	20.8%	42	0.0%	43	2.9%	79	10.3%	22	100.0%
Avermectin products	157	17.5%	37.7%	17	6.3%	108	31.3%	11	-9.1%	21	-5.0%
Other Animal Health	122	38.5%	56.4%	28	22.7%	68	36.6%	17	27.3%	9	175.0%
Animal Health	658	13.5%	27.3%	156	8.5%	307	15.2%	131	8.9%	64	32.6%
Total Group	8,810	2.4%	12.3%	2,031	0.6%	2,976	1.0%	2,859	7.3%	944	-3.5%

Appendix 2: Business net income statement

First quarter	Group Total			Pharmaceuticals			Vaccines			Animal Health			Others
2015 € million	Q1 2015	Q1 2014	Change	Q1 2015	Q1 2014	Change	Q1 2015	Q1 2014	Change	Q1 2015	Q1 2014	Change	Q1 2015	Q1 2014
Net sales	8,810	7,842	12.3%	7,455	6,697	11.3%	697	628	11.0%	658	517	27.3%	—	—
Other revenues	80	83	(3.6)%	62	68	(8.8)%	6	7	(14.3)%	12	8	50.0%	—	—
Cost of sales	(2,786)	(2,516)	10.7%	(2,190)	(1,988)	10.2%	(376)	(350)	7.4%	(220)	(178)	23.6%	—	—
As % of net sales	(31.6)%	(32.1)%		(29.4)%	(29.7)%		(53.9)%	(55.7)%		(33.4)%	(34.4)%
Gross profit	6,104	5,409	12.8%	5,327	4,777	11.5%	327	285	14.7%	450	347	29.7%	—	—
As % of net sales	69.3%	69.0%		71.5%	71.3%		46.9%	45.4%		68.4%	67.1%
Research& Development expenses	(1,199)	(1,139)	5.3%	(1,039)	(995)	4.4%	(120)	(107)	12.1%	(40)	(37)	8.1%	—	—
As % of net sales	(13.6)%	(14.5)%		(13.9)%	(14.9)%		(17.2)%	(17.0)%		(6.1)%	(7.2)%
Selling and general expenses	(2,438)	(2,078)	17.3%	(2,094)	(1,791)	16.9%	(156)	(129)	20.9%	(188)	(158)	19.0%	—	—
As % of net sales	(27.7)%	(26.5)%		(28.1)%	(26.7)%		(22.4)%	(20.6)%		(28.6)%	(30.5)%
Other current operating income/ expenses	(67)	(25)		(28)	(23)		1	(2)		—	6		(40)	(6)
Share of profit/loss of associates(1) and joint ventures	31	13		32	8		(1)	5		—	—		—	—
Net income attributable to non-controlling interests	(33)	(35)		(33)	(35)		—	—		—	—		—	—
Business operating income	2,398	2,145	11.8%	2,165	1,941	11.5%	51	52	(1.9)%	222	158	40.5%	(40)	(6)
As % of net sales	27.2%	27.4%		29.0%	29.0%		7.3%	8.3%		33.7%	30.6%
Financial income and expenses	(97)	(76)
Income tax expense	(575)	(522)
Tax rate(2)	25.0%	25.0%
Business net income	1,726	1,547	11.6%
As % of net sales	19.6%	19.7%
Business earnings per share(3) (in euros)	1.32	1.17	12.8%

(1)    Net of tax.

(2)    Determined on the basis of Business income before tax, associates and non-controlling interests.

(3)    Based on an average number of shares outstanding of 1,308.4 million in the first quarter of 2015 and 1,319.9 million in the first quarter of 2014.

Appendix 3: Reconciliation of Business net income to Net income attributable to equity holders of Sanofi

€ million	Q1 2015	Q1 2014	Change
Business net income	1,726	1,547	11.6%
Amortization of intangible assets(1)	(618)	(677)
Impairment of intangible assets	(27)	(3)
Fair value remeasurement of contingent consideration liabilities	1	(8)
Restructuring costs	(353)	(51)
Other gains and losses, and litigation	—	35 (2)
Tax effect of items listed above:	355	248
Amortization of intangible assets	217	244
Impairment of intangible assets	10	1
Fair value remeasurement of contingent consideration liabilities	7	1
Restructuring costs	121	15
Other gains and losses, and litigation	—	(13)
Share of items listed above attributable to non-controlling interests	1	1
Restructuring costs of associates and joint ventures, and expenses arising from the impact of acquisitions on associates and joint ventures	(62)	(8)
Net income attributable to equity holders of Sanofi	1,023	1,084	(5.6)%
Consolidated earnings per share(3) (in euros)	0.78	0.82

(1)         Of which related to amortization expense generated by the remeasurement of intangible assets as part of business combinations: €590 million in the first quarter of 2015 and €657 million in the first quarter of 2014.

(2)         In 2014, day one profit on Alnylam shares presented in financial result.

(3)         Based on an average number of shares outstanding of 1,308.4 million in the first quarter of 2015 and 1,319.9 in the first quarter of 2014.

See page 11 for comments on the reconciliation of business net income to consolidated net income.

Appendix 4: Consolidated income statement

€ million	Q1 2015	Q1 2014
Net sales	8,810	7,842
Other revenues	80	83
Cost of sales	(2,786)	(2,516)
Gross profit	6,104	5,409
Research and development expenses	(1,199)	(1,139)
Selling and general expenses	(2,438)	(2,078)
Other operating income	(30)	10
Other operating expenses	(37)	(35)
Amortization of intangible assets	(618)	(677)
Impairment of intangible assets	(27)	(3)
Fair value remeasurement of contingent consideration liabilities	1	(8)
Restructuring costs	(353)	(51)
Operating income	1,403	1,428
Financial expenses	(133)	(147)
Financial income	36	106
Income before tax and associates and joint ventures	1,306	1,387
Income tax expense	(220)	(274)
Share of profit/loss of associates and joint ventures	(31)	5
Net income	1,055	1,118
Net income attributable to non-controlling interests	32	34
Net income attributable to equity holders of Sanofi	1,023	1,084
Average number of shares outstanding (million)	1,308.4	1,319.9
Earnings per share (in euros)	0.78	0.82

Appendix 5: 2015 currency sensitivity

2015 Business EPS currency sensitivity

Currency	Variation	Business EPS Sensitivity
U.S. Dollar	-.05 USD/EUR	+EUR 0.10
Japanese Yen	+5 JPY/EUR	-EUR 0.03
Russian Ruble	+10 RUB/EUR	-EUR 0.06

Currency exposure on Q1 2015

Currency	Q1 2015
US $	34.7%
Euro €	23.4%
Japanese Yen	6.1%
Brazilian Real	3.1%
Chinese Yuan	5.4%
Russian Ruble	1.5%
British Pound£	2.1%
Mexican Peso	1.4%
Canadian $	1.5%
Australian $	1.4%
Others	19.4%

Currency average rates

	Q1 2014	Q1 2015	Change	Average March 2015
€/$	1.37	1.13	-17.7%	1.08
€/Yen	140.76	134.19	-4.7%	130.41
€/Yuan	8.36	7.03	-15.9%	6.76
€/Ruble	48.08	71.09	+47.9%	65.14

Appendix 6: R&D Pipeline

Registration

Phase III

Phase II

Phase I

N : New molecular entity

Appendix 7: Expected R&D milestones

Product	Event	Timing
Toujeo®	EU regulatory decision in Diabetes	Q2 2015
Dupilumab	Start of Phase III trial in Asthma	Q2 2015
Sarilumab	Expected Phase III top line results in Rheumatoid Arthritis	Q2 2015
Dengue vaccine	Regulatory submission in endemic countries	H1 2015
Praluent® (alirocumab)	Expected U.S. regulatory decision in Hypercholesterolemia	Q3 2015
PR5I vaccine (DTP-HepB-Polio-Hib)	Expected U.S. regulatory decision	Q3 2015
LixiLan	Expected Phase III top line results in Diabetes	Q3 2015
Lyxumia® (lixisenatide)	Expected U.S. regulatory submission in Diabetes	Q3 2015
Dupilumab	Expected start of Phase III trial in Nasal Polyposis	Q3 2015
Vaxigrip® QIV IM (3+ years)	Expected EU regulatory submission	Q4 2015
Dengue vaccine	Expected regulatory decision in endemic countries	Q4 2015
LixiLan	Expected U.S. regulatory submission in Diabetes	Q4 2015
Sarilumab	Expected U.S. regulatory submission in Rheumatoid Arthritis	Q4 2015
LixiLan	Expected EU regulatory submission in Diabetes	Q1 2016
Praluent® (alirocumab)	Expected EU regulatory decision in Hypercholesterolemia	Q1 2016

Appendix 8: Definitions of non-GAAP financial indicators

Net sales at constant exchange rates (CER)

When we refer to changes in our net sales “at constant exchange rates” (CER), this means that we exclude the effect of changes in exchange rates.

We eliminate the effect of exchange rates by recalculating net sales for the relevant period at the exchange rates used for the previous period.

Reconciliation of reported net sales to net sales at constant exchange rates for the first quarter of 2015

€ million	Q1 2015
Net sales	8,810
Effect of exchange rates	-782
Net sales at constant exchange rates	8,028

Net sales on a constant structure basis

We eliminate the effect of changes in structure by restating prior-period net sales as follows:

•                  by including sales from the acquired entity or product rights for a portion of the prior period equal to the portion of the current period during which we owned them, based on sales information we receive from the party from whom we make the acquisition;

•                  similarly, by excluding sales in the relevant portion of the prior period when we have sold an entity or rights to a product;

•                  for a change in consolidation method, by recalculating the prior period on the basis of the method used for the current period.

Business net income

Sanofi publishes a key non-GAAP indicator. This indicator “Business net income”, replaced “adjusted net income excluding selected items”.

Business net income is defined as net income attributable to equity holders of Sanofi excluding:

•                  amortization of intangible assets,

•                  impairment of intangible assets,

•                  fair value remeasurement of contingent consideration liabilities related to business combinations,

•                  other impacts associated with acquisitions (including impacts of acquisitions on associates),

•                  restructuring costs(1),

•                  other gains and losses (including gains and losses on disposals of non-current assets(1)),

•                  costs or provisions associated with litigation(1),

•                  tax effects related to the items listed above as well as effects of major tax disputes.

•                  tax (3%) on dividends paid to Sanofi shareholders.

(1)    Reported in the line items Restructuring costs and Gains and losses on disposals, and litigation, which are defined in Note B.20. to our consolidated financial statements.